UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
PenPal Schools, Inc. (f/k/a PenPal News, Inc.)

Legal status of issuer

> **Form**
> Corporation
>
> **Jurisdiction of Incorporation**
> Delaware
>
> **Date of organization**
> August 27, 2012

Physical address of issuer
411 W Monroe St, Austin, TX 78704

Website of issuer
https://www.penpalschools.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to two percent (2.0%) of the total number of SAFEs sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Type of security offered
Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
April 10, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$157,114	$56,331
Cash & Cash Equivalents	$148,914	$48,131
Accounts Receivable	$0	$0
Short-term Debt	$12,274	$192,661
Long-term Debt	$0	$505,630
Revenues/Sales	$7,465	$4,397
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$214.00
Net Income	$(460,354)	$(417,936)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 25, 2019

FORM C

PenPal Schools, Inc.



Up to $1,070,000.00 of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)

       This Form C (including the cover page and all exhibits attached hereto, the "***Form C***") is being furnished by PenPal Schools, Inc., a Delaware corporation (the "***Company***", as well as references to "***PenPal Schools***", "***we***", "***us"***, or "***our***"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) of the Company (the "***Securities***"). Purchasers of Securities are sometimes referred to herein as "***Purchasers***". The Company intends to raise at least $25,000 and up to $1,070,000 from Purchasers in the offering of Securities described in this Form C (this "***Offering***"). The minimum amount of Securities that can be purchased is $50 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

       The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

       The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "***Intermediary***"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd SAFEs of the issuer that is equal to two percent (2.0%) of the total number of Crowd SAFEs sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$50.00	$3.00	$47.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Portal LLC dba "Republic" will receive two percent (2.0%) of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.penpalschools.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 25, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO

CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. **THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.**

DISCLAIMER OF TELEVISION PRESENTATION

THE COMPANY'S OFFICERS MAY PARTICIPATE IN THE FILMING OF A TELEVISION SERIES AND IN THE COURSE OF THE FILMING, MAY PRESENT CERTAIN BUSINESS INFORMATION TO THE INVESTOR PANEL APPEARING ON THE SHOW (THE "*PRESENTATION*"). THE COMPANY WILL NOT PASS UPON THE MERITS OF, CERTIFY, APPROVE, OR OTHERWISE AUTHORIZE THE STATEMENTS MADE IN THE PRESENTATION. THE PRESENTATION COMMENTARY BEING MADE SHOULD NOT BE VIEWED AS SUPERIOR OR A SUBSTITUTE FOR THE DISCLOSURES MADE IN THIS FORM-C. ACCORDINGLY, THE STATEMENTS MADE IN THE PRESENTATION, UNLESS REITERATED IN THE OFFERING MATERIALS PROVIDED HEREIN, SHOULD NOT BE APPLIED TO THE COMPANY'S BUSINESS AND OPERATIONS AS OF THE DATE OF THIS OFFERING. MOREOVER, THE PRESENTATION MAY INVOLVE SEVERAL STATEMENTS CONSTITUTING PUFFERY, THAT IS, EXAGGERATIONS NOT

TO BE TAKEN LITERALLY OR OTHERWISE AS INDICATION OF FACTUAL DATA OR HISTORICAL OR FUTURE PERFORMANCE.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.penpalschools.com/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

PenPal Schools, Inc. (the "*Company*" or "*PenPal Schools*") is a Delaware corporation, formed on August 27, 2012. The Company was formerly known as PenPal News. Inc.

The Company's address is 411 W Monroe St, Austin, TX 78704.

The Company's website is https://www.penpalschools.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

PenPal Schools connects over a quarter million students from 150 countries to learn together. Students collaborate through online projects ranging from human rights and the environment to fake news and robotics, all while practicing literacy, technology and social-emotional skills. Schools and school districts purchase annual licenses to provide access to students and teachers.

The Offering

Minimum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	April 10, 2019
Use of proceeds	See the description of the use of proceeds on page 16 hereof.
Voting Rights	See the description of the voting rights on page 24 hereof.

*The quantity of Crowd SAFE Units represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd SAFE Units issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware and formed on August 27, 2012. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject

to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our limited revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our financial statements have been prepared on a going concern basis and we must raise additional capital to fund our operations in order to continue as a going concern.
IndigoSpire CPA Group, LLC, our independent registered public accounting firm for the fiscal year ended December 30, 2017, has included an explanatory paragraph in their opinion that accompanies our reviewed financial statements as of and for the year ended December 31, 2017 and December 31, 2016, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position, we may not be able to continue as a going concern. The accompanying reviewed financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers. Although PenPal Schools is an entirely web-based software, and requires no materials and few third-party service providers, our required vendors include web hosting (Amazon), customer communication software (Intercom), and a variety of operational software programs and services (e.g. accounting, payroll, etc.). If our outsourced services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, improving the Company's services and maintaining the integrity of the data that supports the value and efficacy of our services and educational products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products or services.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated

health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns, and we invite our users to share on your social networks and to mention us with the link @PenPalSchools. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret educational needs and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in educational guidelines and preferences will be long-term, or if we fail to introduce new and improved products to satisfy those guidelines, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by schools, school districts and in the future, individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we would like to offer in the future are products or services sold to parents. These consumers may view our products and services as discretionary items rather than necessities. As a result, our results of operations will be sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, will also impact our business, along with other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining relationships with schools and school districts that purchase our products.
We provide our services to our customers through licensing and commercial agreements, strategic alliances, and public-private partnerships. As our agreements terminate, we may be unable to renew or replace these agreements on

comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

We rely on various intellectual property rights, in order to operate our business.
As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to engage in expensive registration process and to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents, trademarks, copyrights or other intellectual property could be costly and time-consuming due to the dense content of our teaching material and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of copyright infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our teaching material, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our website and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity). Because the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 50.135% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

The Securities do not provide Purchasers with voting rights, and even upon the conversion of the Security to CF Shadow Securities (which cannot be guaranteed), Purchasers will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the Purchasers are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the

conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Crowdfunding Risks

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
The securities being offered have not been registered under the Securities Act of 1933 (the "***Securities Act***"), in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Please see *USE OF PROCEEDS.*

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business day's notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN

INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
PenPal Schools connects over a quarter million students from 150 countries to learn together. Students collaborate through online projects ranging from human rights and the environment to fake news and robotics, all while practicing literacy, technology and social-emotional skills. Schools and school districts purchase annual licenses to provide access to students and teachers.

Business Plan
PenPal Schools connects over a quarter million students in 150 countries. Students collaborate through online projects ranging from human rights and the environment to fake news and robotics, all while practicing literacy, technology and social-emotional skills. PenPal Schools was recognized by President Obama and selected by Common Sense Education for the Best Edtech of 2017.

PenPal Schools' projects are designed for students ages 8-18 and are aligned to a wide variety of academic standards. All projects are inquiry-based and are offered at multiple difficulty levels, which can be differentiated based on student ability. Some projects are designed specifically to accommodate English-language learners.

Students work in groups with classmates to create original videos, presentations, service projects, art, poems, and more. Students then share their creations with peers, teachers, and parents from around the world in the PenPal Schools Showcase.

As students collaborate with their classmates to create projects, they practice a variety of social and emotional skills. Students must work together to combine their various talents, accommodate multiple opinions, and combine their efforts into one cohesive project.

To helps students create their projects, they log in to complete a series of lessons. Each lesson includes a video, non-fiction text, and discussion question. Once students answer the discussion question, they gain access to a forum of thousands of students from around the world who have answered the same question. Students must then interact with peers from around the world to gather diverse perspectives to include in their projects. Students practice must develop empathy and respect for other cultures and perspectives, while learning how to collaborate productively with peers with different working and communication styles.

PenPal Schools makes global project-based learning easy for teachers by providing pre-made, self-guided projects. However, teachers still play an active role. Teachers can review student projects in the Showcase and can review every message that students send and receive in the lesson forums. Teachers can provide students with private written feedback and can grade student work across a wide variety of reading comprehension, writing, digital citizenship, and social & emotional skills. Assessment criteria are customizable and are aligned to Common Core standards. In addition to teacher assessment, students must reflect on their own performance and learning, and are encouraged to provide feedback to classmates and peers around the world.

In addition to reviewing and grading student work, teachers can access supplemental offline class activities as well as a wide variety of professional development resources related to social-emotional learning, project-based and inquiry-based learning. Teachers can also connect with teachers worldwide through educator forums and can invite teachers from the PenPal Schools community to join them in projects. Teachers can search by country, subject, student age, and other factors to find classrooms around the world to invite to projects.

All teaches are able to complete two projects for free. This free product is spreading rapidly around the world, primarily through word-of-mouth amongst teachers, who commonly share resources with one another. After finishing their free trial, teachers are prompted to encourage their administrators to purchase an annual site license for the school. Site licenses range from $1400 to $3400 per year, depending on the size of the school. Volume discounts are available for public school districts and charter/private school networks. As of January 1, 2019 PenPal, Schools has sold 72 licenses (69 schools and 3 school districts). Selling to schools and school districts will continue to be a main revenue stream for the company, as these institutions continue to shift their spending away from paper textbooks and towards online instructional resources.

To increase revenue, PenPal Schools will build features that increase word-of-mouth growth of our free product. This includes features that will make it easier for teachers, students, and parents to share their experiences. PenPal Schools will also build features designed to increase the percentage of teachers that refer colleagues and encourage their administrators to purchase site licenses for the school. PenPal Schools will also hire sales additional sales representatives to purse sales with large school districts (pilots are currently underway with multiple large school districts, with potential contracts for each worth in excess of $100,000 annually). Through these efforts, PenPal Schools aims to reach a goal of $500,000 revenue in 2019 and $2,000,000 in 2020.

Beginning in Summer 2019, PenPal Schools intends to provide parents with a free mobile app to see their children's work on PenPal Schools. Parents will also be able to pay a monthly fee to enroll their children in additional projects and to access premium data analytics features.

History of the Business
PenPal Schools was incorporated in August 2012 in the State of Delaware. The Company was founded by Michael Bernstein, who exited the company on August 10, 2014. Joseph Troyen-Schwartz became the Chief Executive Officer on August 10, 2014. Miguael Vazquez and Mark Danforth were also named as Co-Founders in recognition of their commitment to PenPal Schools.

The Company's Products
The Company's product is PenPal Schools ~ an online, project-based learning community. Schools and school districts purchase annual licenses to provide access to students and teachers. The Company plans to begin selling licenses directly to parents in 2019.

Competition
There are few direct competitors. The closest competitors are non-profits providing functionally-limited resources. Most teachers who seek to implement project-based learning or global connections in their classrooms take a do-it-yourself approach.

Competitors in our space include:

- Empatico: Non-profit organization providing global connections for students (functionality is very limited compared with PenPal Schools)

- Level-Up Village: Provides global STEAM enrichment courses that promote design thinking & 1-to-1 collaboration between students around the world (functionality is very limited compared with PenPal Schools)

Customer Base
PenPal Schools currently has 71 paying customers (schools and districts) that have purchased annual licenses for their students and teachers. We have a much larger user base of non-paying users (lifetime totals: 313,000 students and 22,000 teachers across 7,000 schools). PenPal Schools is currently used by schools is over 150 countries, however, the majority of paying customers are located in the US.

Intellectual Property
The Company has not registered any trademarks, copyrights or patents.

Governmental/Regulatory Approval and Compliance
The Company is not dependent on regulatory approvals.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other
The Company's principal address is 411 W Monroe St, Austin, TX 78704.

The Company has no additional addresses.

The Company conducts its business in over 150 countries, however the vast majority of paying customers (schools and districts) are located in the USA.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.0%	$1,500	6.0%	$64,200
Software and Curriculum Development	30.0%	$7,500	30.0%	$321,000
Marketing	20.0%	$5,000	20.0%	$214,000
Sales / Business Development	17.0%	$4,250	17.0%	$181,900
Customer Support	10.0%	$2,500	10.0%	$107,000
Curriculum Development	7.0%	$1,750	7.0%	$74,900
General Operations	10.0%	$2,500	10.0%	$107,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid to legal service providers, accountants and escrow and credit card processing related fees, all of which will be incurred during the campaign and are due and payable by the Company before any proceeds of the campaign can be received by the Company.

The Company has discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Joseph Troyen-Schwartz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer and Secretary, August 2014 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Joseph has worked at PenPal Schools since August 31, 2012. His current role is as Director, Chief Executive Officer and Secretary. His responsibilities include business strategy, product design, fundraising, and management of product development.

Education
Joseph graduated from Pomona College in 2008 with a Bachelor of Arts degree. He studied international relations, Spanish, and economics.

Name
Miguel Vazquez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, May 2017 to Present.

Director, May 2017 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Miguel started working at PenPal Schools on August 25, 2014. He has served as Chief Technology Officer for the duration of his employment. Duties include engineering the PenPal Schools web application and managing other engineers who do the same.

Education
Miguel graduated from The University of Texas at Austin in 2013. He studied electrical and computer engineering.

Name
Azita Ardakani

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, January 2017 to Present. Azita's responsibility is to provide advice to PenPal Schools.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Partner at Honeycomb Portfolio, May 2016 to Present.
Founder at Lovesocial, January 2010 to January 2016.

Education
Azita studied at Simon Fraser University and graduated in 2008 with a degree in sociology.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Joseph Troyen-Schwartz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer and Secretary, August 2014 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Joseph has worked at PenPal Schools since August 31, 2012. His current role is Chief Executive Officer, Director and Secretary. His responsibilities include business strategy, product design, fundraising, and management of product development.

Education
Joseph graduated from Pomona College in 2008 with a Bachelor of Arts degree. He studied international relations, Spanish, and economics.

Name
Miguel Vazquez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, May 2017 to Present.
Director, May 2017 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Miguel started working at PenPal Schools on August 25, 2014. He has served as Chief Technology Officer for the duration of his employment. Duties include engineering the PenPal Schools web application and managing other engineers who do the same.

Education

Miguel graduated from The University of Texas at Austin in 2013. He studied electrical and computer engineering.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The total number of shares of all classes of stock that the Company has authority to issue is 1,305,300, consisting of (a) 1,080,254 shares of Common Stock, $0.001 per share and (b) 225,046 shares of Preferred Stock, $0.001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed in the Company's Amended and Restated Certificate of Incorporation (the "***Restated Certificate***"). As of the effective date of the Restated Certificate, 84,198 shares of the Preferred Stock of the Company are designated "***Series Seed-I Preferred Stock***", 20,715 shares of the Preferred Stock of the Company are designated "***Series Seed-2 Preferred Stock***" and 120,133 shares of the Preferred Stock of the Company are designated "***Series Seed-3 Preferred Stock***" (the Series Seed-I Preferred Stock, the Series Seed-2 Preferred Stock and the Series Seed-3 Preferred Stock together, the "***Series Seed Preferred Stock***").

The Company has issued the following outstanding Securities:

Common Stock

Between August 2012 and February 2016, pursuant to a Stock Purchase Agreement, 12 investors purchased 1,068,497 shares of the Company's Common Stock for aggregate proceeds of $749,49, at a purchase price set between $0.0 and $0.01 per share. These shares were fully vested at the time of purchase. This offering of the company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "***Securities Act***"). The proceeds of this offering were used to fund the development of the PenPal Schools software.

On November 2, 2014, pursuant to a Stock Purchase Agreement, 1 investor purchased 47,756 shares of the Company's Common Stock for aggregate proceeds of $5,969.50, at a purchase price of $0.125 per share. These shares were fully vested at the time of purchase. This offering of the company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. The proceeds of this offering were used to fund the development of the PenPal Schools software.

Between February 2013 and December 2013, pursuant to a Stock Purchase Agreement, 2 investors purchased 55,137 shares of the Company's Common Stock for aggregate proceeds of $24,977.07 at a purchase price of $0.453 per share. These shares were fully vested at the time of purchase. This offering of the company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. The proceeds of this offering were used to fund the development of the PenPal Schools software.

On December 14, 2014, pursuant to a Stock Purchase Agreement, 1 investor purchased 33,988 shares of the Company's Common Stock for aggregate proceeds of $19,984.95, at a purchase price of $0.588 per share. These shares were fully vested at the time of purchase. This offering of the company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. The proceeds of this offering were used to fund the development of the PenPal Schools software.

The two transfers to Joe Troyen-Schwartz are from Michael Bernstein. Mr. Bernstein was an initial founder in the company but then left. Mr. Bernstein was removed as a director and transferred shares to Mr. Troyen. Mr. Troyen-Schwartz also purchased shares from EVC Eighteen Holdings, LLC. EVC Eighteen Holdings, LLC was an early investor in the Company.

As of the date of this Form C, there are 585,497 shares of Common Stock issued and outstanding.

Preferred Stock

On January 18, 2017, the Company converted three series of convertible notes then outstanding with a value of $1,198,287 to three series of Preferred Stock as summarized below.

Series Seed-1 Preferred Stock

On January 18, 2017, pursuant to a Preferred Stock Purchase Agreement, 9 investors purchased 66,156 shares of the Company's Series Seed Preferred Stock for aggregate proceeds of $550,007.753 at a purchase price of $8.31380 per share. These shares were fully vested at the time of purchase. This offering of the company's Series Seed-1 Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering were used for employee hiring, software, curriculum and business development.

As of the date of this Form C, there are 66,156 shares of Series Seed 1 Preferred Stock issued and outstanding.

Series Seed-2 Preferred Stock

On January 18, 2017, pursuant to a Preferred Stock Purchase Agreement, 4 investors purchased 20,715 shares of the Company's Series Seed Preferred Stock for aggregate proceeds of $132,476.568, at a purchase price of $6.39520 per share. This offering of the Company's Series Seed-2 Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering were used to fund the development of the PenPal Schools software.

As of the date of this Form C, there are 20,715 shares of Series Seed 2 Preferred Stock issued and outstanding.

Series Seed-3 Preferred Stock

On January 18, 2017, pursuant to a Preferred Stock Purchase Agreement, 14 investors purchased 120,133 shares of the Company's Series Seed Preferred Stock for aggregate proceeds of $614,636.468, at a purchase price of $5.11620 per share. This offering of the Company's Series Seed-3 Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering were used to fund the development of the PenPal Schools software.

As of the date of this Form C, there are 120,133 shares of Series Seed 3 Preferred Stock issued and outstanding.

Convertible Notes

Additionally, pursuant to Regulation D, Rule 506(b) of the Securities Act, from May 21, 2018 through July 18, 2018 the Company issued 6 convertible promissory notes to 6 investors in the aggregate amount of $275,000 (the "***Convertible Notes***" or "***Notes***". These convertible notes accrue simple interest at a rate of 2.0% per annum. These notes have a maturity date of May 31, 2021 (the "***Maturity Date***"). Currently, the principal and interest on these Convertible Notes remain outstanding and they have not been converted into equity securities in the Company. The proceeds of this offering were used for employee hiring, software, curriculum and business development. The conversion of the Convertible Notes may limit, dilute or qualify the Crowd SAFEs and/or conversion securities issued in this Offering as a result of certain purchase rights granted to their holders.

The Convertible Notes will convert in the following scenarios:

a. *Automatic Conversion.* If a is a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock for aggregate gross proceeds of at least $500,000 with the principal purpose of raising capital occurs on or prior to the Maturity Date (a "***Qualified Financing***"), then the outstanding principal amount of the Notes and all accrued and unpaid interest thereon shall automatically convert into fully paid and nonassessable shares of securities with identical rights, privileges, preferences and restrictions as the securities issued to new investors at the price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the Preferred Stock sold in the transaction and (ii) $10,000,000 divided by the total number of shares of the Company's Common Stock outstanding (assuming, without duplication, full conversion of all shares of Preferred Stock, full conversion or exercise of all outstanding convertible securities, rights, options and warrants, and, in the case of a Qualified Financing or Maturity Conversion only, the issuance of all shares reserved for grant pursuant to the Company's equity incentive plans, but in all cases excluding conversion of the Notes and other convertible promissory notes converted into shares in connection with such transaction) immediately prior to the initial closing of the transaction or series of transactions (the "***Cap Price***").

b. *Conversion at Maturity.* On May 31, 2021, if any principal or interest under the Notes is then outstanding, then the outstanding principal amount and all accrued and unpaid interest on the Notes will automatically convert into fully paid and nonassessable shares of the Company's Common Stock at the price per share equal to the Cap Price.

c. Conversion or Prepayment Premium upon a Change of Control. If a Change of Control occurs prior to a an Qualified Financing, then at the election of the Note holder or, if Note holder does not so elect, then at the election of Note holders holding more than 50% of the aggregate outstanding principal amount of the Notes, either: (i) the Note holder shall be paid a prepayment premium equal to all accrued and unpaid interest due on the note as of immediately prior to such Change of Control plus two times (2X) the outstanding principal amount of the Note, and the Note shall thereafter be cancelled and be of no further force or effect, whether or not it is delivered to the Company for cancellation, or (ii) the outstanding principal amount of this Note and all accrued and unpaid interest on the note shall automatically convert as of immediately prior to such Change of Control into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the Cap Price.

For purposes of this section, "**Change of Control**" shall mean (i) any reorganization, merger or consolidation of the Company, other than (A) a conversion of the Company from a limited liability company into a corporation, if applicable, or (B) a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company, in each case other than as a result of the sale and issuance of the Company's capital stock with the principal purpose of raising capital.

Warrants
On September 11, 2015, on June 15, 2015, and on February 12, 2016, the Company entered into 3 warrant purchase agreements (each a "**Warrant**" and collectively, the "**Warrants**") with one investor (the "**Holder**") to purchase up to 4,375 shares of Common Stock at exercise prices between $0.00 and $0.001 per share (the "**Warrant Shares**"). At the option of the Holder, the Warrant shall be exercisable at the election of the holder in whole or in part. The Warrant contains an exercise period of 10 years after issuance, expiring between June 2025 and February 2026. The Warrants were issued pursuant to the Company's engagement with Capital Factor Accelerator. The Warrants have not been exercised and may limit, dilute or qualify the SAFEs as a result of certain purchase rights granted to Holder.

Employee Stock Option Plan
The Board of Directors has also adopted an equity incentive plan, as amended, for the Company's employees and managers (the "**Plan**"). Pursuant to the Plan, and amendments thereto, 191,965 shares of Common Stock have been reserved for allocation in the form of stock option grants, common stock, restricted stock units or other share right awards which vest upon the completion of designated service periods or the attainment of pre-established performance milestones to eligible persons in the Company's employ or service pursuant to the Plan. As soon as stock-based equity awards are granted and/or exercised under the Plan, the ownership percentages of other holders of the Company's capital stock will be diluted.

As of the date of this Form C, the Company has issued awards in connection with 187,203 shares of Common Stock under the Plan, and 4,762 shares of Common Stock remain available for grant under the Plan.

Options
From June 2015 through July 2017, the Company issued ten incentive stock option grants to eight employees, advisors and service providers pursuant to the Plan for the aggregate purchase of 197,382 shares of the Company's Common Stock for purchase prices ranging from $0.01 to $2.10 per share with vesting schedules of 4 years and various cliffs (the collectively the "**Incentive Stock Options**"). Subsequently, 27,434 Options were forfeited by two awardees. The exercise of the 169,948 outstanding Incentive Stock Options may limit, dilute or qualify the Crowd SAFEs.

Additionally, the Company issued a single nonqualified stock option grant to one service provider pursuant to the Plan for the purchase of 1,776 shares of the company's Common Stock (the "**NSO Grant**"). On January 14, 2016, the NSO Grant was exercised for the aggregate proceeds of $17.76 and 1,776 shares of Common Stock were issued to the awardee.

Restricted Stock Awards
From June 2015 to February 2016, the Company issued a series a restricted stock awards to four key employees and advisors pursuant to the Plan for the aggregate purchase of 17,255 shares of the Company's Common Stock for a purchase price of $0.01 per share for the aggregate proceeds of $172.55 (the collectively the "**Restricted Stock**"). As of the date of this Form C, all of the 17,255 shares of the Restricted Stock have fully vested.

Debt
The Company currently does not have any outstanding debt aside from the Convertible Notes described above. See 'Convertible Notes' for more information.

Valuation
On April 28, 2017, the Company conducted an IRA Section 409A valuation. In the course of this independent appraisal of the fair market value of the Company, the Common Stock was valued at $1.91.

The Securities being sold in this Offering are Crowd SAFEs that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The majority of the Company is owned by 3 people. These people are Joseph Troyen-Schwartz (50%), Mark Danforth (7.5%) and Miguel Vazquez (7.5%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Joseph Troyen-Schwartz	50.135%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We generate substantially all of our revenue from the sale of annual licenses to Schools and school districts. The company nearly achieved profitability in Fall 2018 and expects to achieve profitability in Spring 2019.

The Company incurred total operating expenses of $492,819 and $422,333 for the years ended December 31, 2017 and 2016, respectively. In 2016, the Company generated $4,397 in revenue, resulting in a net loss of $417,936. In 2017, the Company generated $7,465 in revenue, resulting in a net loss of $485,354.

General & Administrative
The Company expenses the cost of general and administrative expenses as incurred and aggregated $454,039 and $408,011 for the years ended December 31, 2017 and 2016, respectively.

Sales & Marketing
The Company expenses the cost of sales and marketing as incurred and aggregated $7,022 and $4,876 for the years ended December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $60,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently has an average burn rate of $30,000 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not plan to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 1,070,000 of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "*Minimum Amount*"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 10, 2019 (the "*Offering Deadline*") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "*Maximum Amount*") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the subscription process through the Intermediary's platform. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Investment commitments are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitments , the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd SAFE instrument in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "***Equity Financing***"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "***Purchase Amount***") by:

(a) the quotient of $12,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, ***"SAFEs"***), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("***IPO***") or Change of Control (see below) (either of these events, a "***Liquidity Event***") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a

number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $12,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other SAFEs (collectively, the "*Cash-Out Investors*") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"*Change of Control*" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other SAFEs (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "*Dissolution Event*" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted. The Company does not have any voting agreement in place. The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances.

"*Member of the family*" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Classes of Securities of the Company
The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the shareholders may be found in the Company's Amended and Restated Certificate of Incorporation, as well as Delaware General Corporate Law.

Common Stock

General
The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock as set forth in the Company's Amended and Restated Certificate.

Voting Rights
The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares there of then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Board Composition
The holders of record of the shares of Common Stock, exclusively and as a separate class (excluding any shares of Common Stock issued upon conversion of Series Seed Preferred Stock), are entitled to elect two directors of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividend Rights
Holders of Common Stock are entitled to receive dividends *pari passu* with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions
In general, in the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holders of Preferred Stock and payment of all of the company's debts and other liabilities or (ii) their pro rata share among holders of Common Stock and Preferred Stock after payment of all the company's debts and other liabilities.

Rights and Preferences
Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares there of then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Board Composition

For so long as at least 25% percent of the shares of Preferred Stock issued on or within 90 days of the Original Issue Date remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect one director of the Corporation (the ***"Series Seed Director"),*** the holders of record of the shares of Common Stock, exclusively and as a separate class (excluding any shares of Common Stock issued upon conversion of Series Seed Preferred Stock), shall be entitled to elect two directors of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis. For administrative convenience, the initial Series Seed Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders o f a majority of Series Seed Preferred Stock.

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends *pari passu* with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Preference

If the Company is liquidated (including a sale of the Company that is deemed a liquidation) each holder of Series Seed Preferred Stock will receive an amount per share equal to the greater of (a) one times the original purchase price plus declared but unpaid dividends, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or deemed liquidation event. If upon any such event, the funds and assets available for distribution to the stockholders of the Company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion o the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The remaining amount of funds and assets available for distribution, if any, will be distributed among the holders of Common Stock, pro rata based on the number of shares of Common Stock held be each such holder.

Conversion

Each share of Series Seed Preferred Stock is convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Future Rights

The Series Seed Preferred Stockholders will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms) upon the consummation of the next preferred stock financing of the Company.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Other Material Terms
- The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of our knowledge the Company has not engaged in any related party transactions.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Joseph Troyen-Schwartz

(Signature)

Joseph Troyen-Schwartz

(Name)

Director, Chief Executive Officer and Secretary

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joseph Troyen-Schwartz

(Signature)

Joseph Troyen-Schwartz

(Name)

Director, Chief Executive Officer and Secretary

(Title)

January 25, 2019

(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Miguel Vazquez
_____
(Signature)

Miguel Vazquez
_____
(Name)

Director and Chief Technology Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Miguel Vazquez
_____
(Signature)

Miguel Vazquez
_____
(Name)

Director and Chief Technology Officer
_____
(Title)

January 25, 2019
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Azita Ardakani
_____
(Signature)

Azita Ardakani
_____
(Name)

Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Azita Ardakani
_____
(Signature)

Azita Ardakani
_____
(Name)

Director
_____
(Title)

January 25, 2019
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Video Transcript
Exhibit D   Crowd SAFE

EXHIBIT A
Financial Statements

EXHIBIT B
Offering Page

EXHIBIT C
Video Transcript

EXHIBIT D
Form Crowd SAFE

PenPal News, Inc.

Unaudited Financial Statements for the Years

Ended December 31, 2017 and 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 18, 2019

To: Board of Directors, PenPal News, Inc.
        Attn: Joe Troyen

Re: 2017-2016 Financial Statement Review
        PenPal News, Inc.

We have reviewed the accompanying financial statements of PenPal News, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2017 and 2016, and the related statements of income, shareholders' equity and cash flows for the calendar years thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

PENPAL NEWS, INC.

BALANCE SHEET

As of December 31, 2017 and 2016

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

ASSETS	2017	2016
Current Assets:		
Cash and cash equivalents	$ 148,914	$ 48,131
Accounts receivable	0	0
Loan to founder	5,000	5,000
Deposits	3,200	3,200
Total Current Assets	157,114	56,331
TOTAL ASSETS	$ 157,114	$ 56,331

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities:

Current Liabilities:		
Accounts payable	$ 1,625	$ 473
Accrued interest	0	21,621
Deferred revenue	10,082	0
Accrued expenses	567	567
Convertible notes	0	170,000
Total Current Liabilities	12,274	192,661
Convertible notes	0	505,630
Total Long-Term Liabilities	0	505,630
TOTAL LIABILITIES	12,274	698,291

Stockholders' Equity (Deficit):		
Common stock (5,000,000 shares authorized with a par value of	585	568

$0.001 and 585,497 and 567,722 outstanding as of December 31, 2017 and 2016, respectively)			
Additional paid-in-capital		177,334	128,484
Preferred stock (2,000,000 shares authorized with a par value of $0.001		1,248,043	49,756
and 207,004 and 5,988 outstanding as of December 31, 2017 and 2016, respectively)			
Accumulated deficit		(1,281,122)	(820,768)
Total Stockholders' Equity (Deficit)		144,840	(641,960)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	157,114	$ 56,331


PENPAL NEWS, INC.

STATEMENT OF OPERATIONS

For the Period from January 1, 2016 to December 31, 2017

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)


	2017	2016
Revenues	$ 7,465	$ 4,397
Operating Expenses:		
General and administrative	454,039	408,011
Technology expenses	31,758	9,446
Sales and marketing	7,022	4,876
Total Operating Expenses	492,819	422,333
Operating Income (Loss)	(485,354)	(417,936)
Other Income (Expense):		
Grant income	25,000	0
Total Other Income	25,000	0
Net Income (Loss)	$ (460,354)	$ (417,936)

PENPAL NEWS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Period from January 1, 2016 to December 31, 2017

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

	Common Stock			Preferred stock			
	Number of Shares	Amount	Additional Paid-in-Capital	Number of Shares	Amount	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of January 1, 2016	408,800	$ 409	$ 92,601	5,988	$ 49,756	$ (402,832)	$ (260,066)
Issuance of Common Stock	158,922	159	35,883	0	0	0	36,042
Net Income (Loss)	0	0	0	0	0	(417,936)	(417,936)
Balance as of December 31, 2016	567,722	568	128,484	5,988	49,756	(820,768)	(641,960)
Issuance of Common Stock	17,775	17	48,850	0	0	0	48,867
Conversion of convertible notes into Preferred Stock	0	0	0	201,016	1,198,287	0	1,198,287
Net Income (Loss)	0	0	0	0	0	(460,354)	(460,354)
Balance as of December 31, 2017	585,497	$ 585	$177,334	207,004	$1,248,043	$ (1,281,122)	$ 144,840

PENPAL NEWS, INC.

STATEMENT OF CASH FLOWS

For the Period from January 1, 2016 to December 31, 2017

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

Cash Flows From Operating Activities		2017		2016
Net Income (Loss)	$	(460,354)	$	(417,936)
Add back: Amortization of debt discount		0		33,870
Adjustments to reconcile net loss to net cash used				
in operating activities:				
Changes in operating assets and liabilities:				
Depreciation and amortization		0		0
(Increase) decrease in accounts receivable		0		325
Increase (decrease) in accounts payable		1,152		(1,385)
Increase (decrease) in accrued interest		0		16,531
Increase (decrease) in accrued liabilities		0		(10,005)
Increase (decrease) in accrued payroll taxes		0		214
Increase (decrease) in short-term deferred revenue		10,082		0
Net Cash Used In Operating Activities		(449,120)		(378,386)
Cash Flows From Investing Activities				
Purchase of property and equipment		0		0
Net Cash Used In Investing Activities		0		0
Cash Flows From Financing Activities				
Issuance of common stock		48,867		36,042
Issuance of preferred stock		501,036		0
Issuance of loan to founder		0		(5,000)
Issuance of convertible notes		0		180,000
Net Cash Provided By Financing Activities		549,903		211,042
Net Change In Cash and Cash Equivalents		100,783		(167,344)

Cash and Cash Equivalents at Beginning of Period			48,131		215,475
Cash and Cash Equivalents at End of Period	$		148,914	$	48,131

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$		0	$	0
Cash paid for income taxes	$		0	$	0
Issuance of common stock and convertible preferred stock upon conversion of convertible notes	$		1,198,287	$	16,531

PENPAL NEWS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements (unaudited)

NOTE 1 - NATURE OF OPERATIONS

PenPal News, Inc. (which may be referred to as the "Company," "we," "us," or "our") is an online e-learning organization that connects students in multiple countries. The Company incorporated on August 27, 2012 in the state of Delaware. The Company is headquartered in Austin, Texas.

Since Inception, the Company has relied on securing convertible notes and issuing equity to fund its operations. As of December 31, 2017, the Company has not reached profitability and will likely incur additional losses prior to generating positive results. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017 and 2016, the Company had $148,914 and $48, 131 of cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017 and 2016, the Company had $0 of outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2017 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2017. The Company is taxed as a "C" Corporation as of December 31, 2017.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. During the year ended December 31, 2017, the Company had recognized $7,465 in sales.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for 2017 and 2016. Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and, does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

During 2017, the Company converted convertible notes with a value of $1,198,287 into preferred stock.

As of December 31, 2017, the Company has 3 different warrants to issue with a total of 4,375 shares of common stock outstanding. The warrants convert at a price between $0.00 and $0.01 and expire between June 2025 and February 2026.

As part of a sale of preferred shares in January 2017, the Company entered into a restricted stock agreement with one of the key shareholders of common stock in which 50% of his ownership of 473,215 shares of common stock are subject to monthly vesting over two years. As of December 31, 2017, 118,304 shares of common stock had not vested.

NOTE 6 – STOCK-BASED COMPENSATION

Stock Option Plan
The Company has a stock compensation plan which permits the grant or option of shares to its employees for up to 191,965 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 110% of the fair value for significant stockholders based on management's determination of fair value. Stock awards generally vest over four years.

As of December 31, 2017, the Company has issued 197,382 stock options, of which 27,434 have been forfeited, 1,776 have been fully exercised and 168,172 are outstanding stock options for common stock with an exercise price between $0.01 and $2.10 per share. The Company has 22,017 options available for issue as of December 31, 2017. The vesting schedules range between one and four years and range between having no cliff and a one year cliff. As of December 31, 2017, 88,055 stock options had vested. The options will expire 3 months after termination. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Convertible Notes
The Company has issued $275,000 of convertible notes. The Notes are unsecured.

Notes are automatically convertible into common stock on the completion of an equity offering of $500,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $10,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to 1,070,000 SAFEs ("Simple Agreement for Future Equity") for up to $1,070,000. The Company is attempting to raise up to $1,070,000. The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a six percent commission fee and two percent of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through January 19, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

 

Company Name	PenPal Schools
Logo	
Headline	Collaborative learning community spanning 150 countries
Cover photo	



**Hero
Image**



Tags   Education, International, Latino Founders, Social Impact

**Pitch
text**

Deal highlights

- Connecting over 320,000 students from over 7,000 schools in 150 countries
- 78 paying schools and districts (average deal size = $1,770 / year)
- Named Best Education Technology of 2017 by Common Sense Education
- Recognized by President Obama as a leading social enterprise
- Led by an experienced entrepreneur whose previous company generates $5M annual revenue
- Partnered with leading publishers including Time Inc, Via Afrika, and Films BYkids
- $1.25M raised to date from Stanford, Floodgate, Techstars, Capital Factory, Dreamit, and more



"Why do we have to learn this?" It's the question that haunts every teacher. When schoolwork doesn't seem relevant, students quickly lose interest and stop learning. And with information just a Google search away, memorizing facts for tests seems more pointless than ever.

This lack of student motivation has led to a crisis in our education system, with students failing to meet grade level targets across all ages and skills.



73% of US students are behind in writing



66% of US students are behind in reading



56% of US students are behind in technology skills

PenPal uses global project-based learning to make school relevant and fun

Schools across the US and around the world have recognized that a system based on memorization and testing is not effective. Innovative teachers are leading a movement towards project-based learning, where students demonstrate their learning not by passing a test, but by creating original work. When done well, project-based learning not only motivates students to learn the required content and skills, it also helps them to develop creativity, communication and collaboration skills.


CNN
Are these the schools of the future?
EdSurge
Why Do So Many Schools Want to Implement Project-Based Learning, But So Few Actually Do?
What Parents Need to Know About Project-Based Learning

PenPal Schools makes project-based learning global!

With over 320,000 participating students in more than 150 countries, PenPal Schools is leading the project-based learning revolution.



Explore a map of participating schools in 150 countries

Students on PenPal Schools don't just write to each other - they collaborate globally to design robots, create films, explore careers, and find local solutions to global problems. Sound like fun? It is! Students on PenPal Schools are so engaged and motivated in their learning that PenPal Schools was recognized by President Obama and named Best Education Technology of 2017 by Common Sense Education. Not a bad start!


"When I started to write to my PenPals, I was filled with excitement. It made me work harder and I obtained better results with each assignment. The cultural differences and space barriers became meaningless, and I was able to learn so much more than grammar and writing."

- Camila, student from Argentina


"Learning has never been so much fun! PenPal Schools provides a new dimension to education where my students learn content while practicing essential skills of communicaiton and collaboration in a global context."

- Shafaq Imran, teacher from Lahore, Pakistan

Meet more teachers and PenPals from around the world









How Penpal Schools works

Demo the web app at go.penpalschools.com/topics



1. Teachers create an online classroom and choose from over 50 topics
Race in America
Immigration
A World of Food
Robotics
Flags of the World
Fake News
World News
Multiplication & Division
Environment





The market

The K-12 education industry is large. In the United States alone, there are over 98,000 public schools and 33,000 private schools serving a total of over 56 million students. **These schools spend a total of $12.4 billion per year on instructional supplies.**

What you may not know, unless you spend a lot of time in schools, is that classrooms today look very different than they did just a few years ago. Schools everywhere recognize the need for students to practice using technology, and are replacing worn out textbooks with digital instructional materials. Today, 98 percent of US school districts provide internet access for students. And just as classrooms are changing, so are the budgets of schools and school districts:



More than half of US states allow textbook funds to be used for digital materials

source: dmaps.setda.org

In addition to *what* they purchase, schools and districts have also changed *how* they purchase. In the past, large textbook publishers sold their products by schmoozing administrators with fancy dinners or golf outings. This was great for administrators, but often forced students and teachers to use ineffective products. Fortunately, today schools and districts demand free trials (pilots) of digital resources to make sure that they are effective. This is great for students and teachers, as well as for the companies that have built the products that they love. Like, for example, PenPal Schools.

100%
of superintendents

95%
of principals

rely on teacher and student recommendations for K12 edtech purchasing desicions

source: Improving Edtech Purchasing

Penpal Schools' business model fits within the teacher-driven purchasing model that schools are adopting

Teachers can complete any two topics for free on PenPal Schools. After completing their free trial, teachers are given the option to encourage their principal to purchase a license for the school (we don't believe in charging teachers).

78% of PenPal Schools teachers who complete their free trial encourage their principals to purchase a license

Since implementing this system in January 2017, PenPal Schools has sold licenses to 75 schools and 3 districts:



The pipeline for 2019 is very strong, with revenue expected to surpass expenses in March based on sales to individual schools alone. In addition, news of PenPal Schools has reached administrators from some of the largest school districts in the US, and pilots are currently underway with 8 districts representing a combined total of 591 schools. Students and teachers from these districts are already using PenPal Schools and sharing their feedback with district administrators, who will make purchases in the Spring for the 2019-20 school year.

What's next

Spring 2019 - PenPal Schools will hire additional account managers to increase sales and manage existing relationships. These account managers will field inbound leads generated from free trials while also focusing on business development with large school districts.

Summer 2019 - PenPal Schools will introduce a mobile app for parents. The free version of this app will enable parents to see the amazing projects that their children create with peers around the world. For a small monthly fee, parents will be able to enroll their children in additional topics beyond those selected by the teacher. Premium subscribers will also have access to advanced analytics and recommendation features, made possible by the thousands of assessments that students receive from peers and teachers.


Parent App: Coming Summer 2019
Free: View student work
Paid: Enroll your child
Paid: Advanced Analytics
Reducing our carbon footprint
Fake News
Race In America
Robotics

This freemium parent app will enable PenPal Schools to enter the fast-growing home education market. With US children ages 8-12 spending an average of 6 hours per day online, parents are increasingly willing to pay for educational apps to ensure that screen time is well-spent. While reliable statistics for the size of the home education market are not yet available, the impressive valuations for companies focused on sales to parents, such as ABCmouse and Classdojo, demonstrate the common belief amongst education investors and analysts in the strength of the home education market.

Investors

PenPal Schools has raised a total of $1.25M from a mix of angel and institutional investors.





Randall Kempner

Executive Director of the Aspen Network of Developing Entrepreneurs



Peter Holt

CEO of HoltCat and Owner of the San Antonio Spurs



Sophia Bush

Actress and activist



Josh Baer

Founder & Executive Director of the Capital Factory.



Charles Thornburgh

Founder & CEO of Civitas Learning



Gregory Milken

Founder & Managing Director of March Capital



Clifford Chiu

Corporate director and private investment firm senior advisor



Justin Siegel

Founder & CEO of Mocospace

Meet the team



Join us in making education global, fun, and engaging for students everywhere!

We are especially excited to invite educators to invest in PenPal Schools! Our program has grown and evolved thanks to the support of some truly amazing teachers and administrators. We are so grateful for all you have done for us and for your students, and we are thrilled to offer you the opportunity to share in our success. - Joe

Team

	Joe Troyen	Founder & CEO	Joe is a proven entrepreneur whose prior venture (Healthtech) now generates over $5M in annual revenue. He has 10 years of experience leading teams to create software in investment banking, healthcare, retail, and education.
	Miguel Vazquez	Co-Founder & CTO	Miguel is a highly skilled full stack developer. Prior to PenPal Schools, he owned a development agency where he led a team of 4 software engineers. He also helped a startup develop a video streaming system which currently holds a patent.
	Mark Danforth	Co-Founder & Chief Learning Officer	Mark spent six years in public education where he served students and families in Oakland, California as a classroom teacher, instructional coach, and school leader. Mark holds a Master's in Education from the University of San Francisco.
	Jessica Altounian	Community Manager	Jessica is a community developer and educator with prior experience as a special education teacher in New York City. Jessica holds a Master's in Education from Long Island University in Brooklyn, specializing in adolescents with special needs.
	Frank Gonzalez	Software Engineer	Frank is a seasoned full stack developer and current front end engineer. He is also a lead Engineering Instructor and curriculum developer at Hello World, an organization that teaches 3rd-12th grade students web development, game design, and CS.
	Maggie Brown	Senior Account Manager	Prior to PenPal Schools, Maggie worked for two different startups focusing on the intersections of social impact, sustainable solutions and global connections. She has 5 years of sales experience as well as roles in program and project management.

	Josh Baer	Advisor	Founder & Executive Director of the Capital Factory
	Charles Thornburgh	Advisor	Founder & CEO of Civitas Learning
	Justin Siegel	Advisor	Founder & CEO of MocoSpace

Perks

FAQ

How do I earn a return?   We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Exhibit C - Video Transcript

Gina Ruffcorn: Welcome to Pen Pal Schools.

Speaker 2:   Welcome to Pen Pal Schools.

Speaker 3:   [foreign language 00:00:05] Pen Pal Schools.

Flavia Nunez: [foreign language 00:00:08] Pen Pal Schools.

Speaker 5:   [foreign language 00:00:11] Pen Pal Schools.

Joe Troyen: We at Pen Pal Schools work with thousands of educators from over 150 countries, and we're seeing a revolution in teaching and learning. Schools everywhere are adopting project-based learning, providing students with opportunities to collaborate, create and practice 21st Century skills.

Joe Troyen: To help students prepare for an increasingly connected world, Pen Pal Schools is making project-based learning global.

Gina Ruffcorn: I really think the unique piece comes with interacting with students from other countries, from other cultures. It makes it more authentic, it makes it more realistic for them, and it makes it more relevant.

Joy Silva: Pen Pal Schools could not have made it any easier. They have everything that you need in one spot. It's like one-stop shopping. They have all the resources there, all the video links there. Regardless of your age, your content that you teach, the language that your students use, Pen Pal Schools has something for everybody, and they are constantly working on new curriculum.

Joe Troyen: We love seeing the amazing work that students share on Pen Pal Schools. Project teams from around the world collaborate to design robots, write poems, and find local solutions to global problems. But we learn from our global community of teachers that the best project-based learning isn't just about creating. Students also need opportunities to practice critical thinking and communication skills, so all Pen Pal Schools' projects include lessons where students watch videos, read texts and practice writing to an authentic global audience.

Speaker 8:   I think the lessons are fun and dynamic because the videos and the texts have a lot of relevant information that is easy and important to understand.

Speaker 9:   Reading and writing is more fun on Pen Pal Schools because it's very motivating to type to pen pals who are real people waiting for my message.

Speaker 10:   I improve writing when I communicate in chat and share information about me and my community.

Joe Troyen: Our global community isn't just for students. Teachers logon to guide their class and also connect with other educators from around the world.

Flavia Nunez: Pen Pal Schools connect teachers and makes it easier for them to search and find the right professional matches to collaborate in classroom experiences.

Flavia Nunez: I can grade student work for reading comprehension, writing, social, emotional skills and digital citizenship all in one place. I can provide personalized reader feedback visible to the student I am grading only. I can customize how I grade my students from over 40 assessment criteria.

Joe Troyen: Together, we're creating a global learning community where students everywhere can practice critical skills while making friends and expanding their worldviews. I hope you'll join us.

Joe Troyen: Thanks for watching, and welcome to Pen Pal Schools.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

PENPAL SCHOOLS, INC.

Crowd SAFE

Series 2019

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], PenPal Schools, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $12,000,000.

See <u>Section 2</u> for certain additional defined terms.

1. ***Events***

(a) <u>**Equity Financing**</u>.

(i) If an Equity Financing occurs before this instrument terminates in accordance with <u>Sections 1(b)-(d)</u> ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion

Price, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common

Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Stock of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Austin, Texas. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

PENPAL SCHOOLS, INC.

By: _____
Name: Joe Troyen
Title: Chief Executive Officer
Address: 411 West Monroe Street, Austin, TX 78704
Email: joe@penpalschools.com

INVESTOR:

By: _____

Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Crowd Safe Date] between PenPal Schools, Inc., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder"***). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    (a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

    (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    (c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. Legend. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Stockholder represents and warrants to the Intermediary as follows:

    (a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

(b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. Equitable Remedies. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary .

7. Assignment.
(a)   In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
(b)   The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

INVESTOR: **INTERMEDIARY:**
By: By:
Name: Name:
                                                        CCO, OpenDeal Portal LLC d/b/a Republic

Date: Date: